Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Capital Corporate Update

Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

February 13th, 2023 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar or "the Company") is very pleased to announce the following updates:

Montalva Solar Project

Greenbriar and PREPA are very close to reaching an agreement on moving forward with the Montalva Solar Project.

On February 10, 2023, PBJL ENERGY ("Greenbriar") and PREPA filed a Joint Motion with the Puerto Rico Energy Bureau stating that both parties are in the process of reaching an agreement in principle that would allow them to end the case shortly and to complete the process, including drafting the settlement agreement to obtain all the necessary regulatory approvals.  Both parties request a twenty working day extension to complete this stage of the settlement process.  Both parties are working in good faith to move the Montalva Project forward through the process within the Puerto Rico Energy Bureau.

Sage Ranch

Greenbriar's independent professional engineers filed the completed PDP to the City on Nov. 17, 2022.
Revisions were requested by the City on December 23, 2022. Greenbriar will file the revisions by the end of February 2023. Greenbriar is targeting soon thereafter to pull the first of the construction permits.

Greenbriar purchased a dedicated building downtown and is currently completing an extensive renovation that will house both the Sage Ranch sales office and the Keller Williams sales office. A home sales website was commissioned before the end of 2022 and should be completed shortly. Greenbriar is currently working with our California Department of Real Estate consultant to prepare and file for our "yellow" report application which will allow the completion of binding purchase and sale agreements for Phase I, which consists of the 1st year of 144 homes out of the 995-home buildout. Greenbriar is engaging a world class engineering firm to document the green credits Sage Ranch will create from its near carbon neutral footprint as well as making the appropriate applications for all of the environmental certifications documenting such achievements.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Capital Corp:

Greenbriar is a leading ESG Alternative Asset developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"
Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF